SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Modsys International Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.04 par value

(Title of Class of Securities)

M70378100

(CUSIP NUMBER)

Phil Frohlich

1924 South Utica, Suite #1120

Tulsa, Oklahoma 74104-6429

(918) 747-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

December 29, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M70378100	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,471,177 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,471,177 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,177 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (1)
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See Item 5 for additional information regarding the number of shares beneficially owned by the Reporting Persons.

CUSIP No. M70378100	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,471,177 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,471,177 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,177 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (1)
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See Item 5 for additional information regarding the number of shares beneficially owned by the Reporting Persons.

CUSIP No. M70378100	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,471,177 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,471,177 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,177 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (1)
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See Item 5 for additional information regarding the number of shares beneficially owned by the Reporting Persons.

CUSIP No. M70378100	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,471,177 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,471,177 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,177 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (1)
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See Item 5 for additional information regarding the number of shares beneficially owned by the Reporting Persons.

SCHEDULE 13D/A

This Amendment No. 8 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to Ordinary shares, NIS 0.04 par value (the “Ordinary Shares”), of Modsys International Ltd., an Israeli company (the “Issuer”).

The Ordinary Shares held by Prescott Master Fund reported on this Schedule 13D were previously reported on a Schedule 13G/A filed with the Securities Exchange Commission on May 11, 2010 and a Schedule 13D filed with the Securities Exchange Commission on June 2, 2010, as subsequently amended on January 6, 2011, again on June 27, 2011, again on December 16, 2011, again on April 27, 2012, again on September 12, 2012, again on November 26, 2013 and again on December 12, 2014. Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds

As of December 31, 2015, the Small Cap Funds had invested $17,035,960 (inclusive of brokerage commissions) in Ordinary Shares of the Issuer. The source of these funds was the working capital of the Small Cap Funds.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Item 4. Purpose of the Transaction

In February 2015, the Issuer entered into a letter agreement with the Reporting Persons and certain other shareholders agreeing to issue warrants exercisable to purchase 153,689 Ordinary Shares to the Reporting Persons in exchange for the Reporting Persons and certain other shareholders providing a guaranty with respect to a credit agreement between Modern Systems Corporation and MS Modernization Services, Inc., a wholly owned subsidiary and a majority owned subsidiary of the Issuer, and Comerica Bank (the “Credit Agreement”), subject to and contingent on obtaining the approval of the audit committee, Board of Directors and disinterested shareholders of the Issuer. The guarantee provided by the Reporting Persons with respect to the Credit Agreement will not exceed $750,000. The warrants have an exercise price of $0.01 per share and have a three-year term from the date of grant. The warrants will be 50% vested on the date of grant and 50% vested on February 24, 2016. In the event that the Issuer has repaid in full the guaranteed amount owed pursuant to the Credit Agreement to below $1,000,000, the unvested portion of the warrants shall be cancelled. The Form of Warrant is included as Exhibit B to the Issuer’s most recent 14A Proxy filed with the Securities Exchange Commission on December 7, 2015 and incorporated herein by reference.

The Reporting Persons have also entered into a Securities Purchase Agreement with the Issuer dated as of November 25, 2015 (the “November 2015 SPA”) whereby the Reporting Persons have agreed to purchase 200,000 preferred shares of the Issuer, which are presently convertible into 200,000 Ordinary Shares, and 100,000 warrants exercisable to purchase 100,000 Ordinary Shares for an aggregate purchase price of $400,000. The warrants are exercisable with an exercise price of $0.01 per share and are exercisable for two years from the date of issuance on December 29, 2015. The November 2015 SPA is included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities Exchange Commission on December 2, 2015 and incorporated herein by reference.

In addition, pursuant to Amended and Restated Securities Purchase Agreement dated as of November 22, 2013 between the Issuer and the Reporting Persons (the “November 2013 SPA”), the Reporting Persons are entitled to receive additional Ordinary Shares in the event that the Issuer issues Ordinary Shares or certain securities convertible into Ordinary Shares for a purchase price of less than $4.00 per share at any time prior to November 22, 2015. As a condition to the Reporting Persons participating in the financing as described above with respect to the Credit Agreement, the Issuer has agreed to issue to the Reporting Persons 625,000 Ordinary Shares on December 29, 2015, as if such sale and issuance had occurred prior to November 22, 2015. The November 2013 SPA is attached to the Issuer’s Form 6-K filed with the Securities Exchange Commission on November 25, 2013 and incorporated herein by reference.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Ordinary Shares reported to be owned by the Reporting Persons is based upon the sum of (i) 17,940,139 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of November 30, 2015, as reported in the Issuer’s most recent 14A Proxy filed with the Securities Exchange Commission on December 7, 2015, plus (ii) 253,689, the number of warrants exercisable to purchase Ordinary Shares held by the Reporting Persons, plus (iii) 200,000, the number of preferred shares convertible into Ordinary Shares held by the Reporting Persons, plus (iv) 625,000, the number of shares issued to the Reporting Persons pursuant to the November 2013 SPA as described in Item 4 above.

As of December 31, 2015, the Small Cap Funds beneficially owned approximately 4,471,177 Ordinary Shares, representing approximately 23.5% of the issued and outstanding Ordinary Shares of the Issuer. Such Ordinary Shares consist of (i) 4,017,488 Ordinary Shares, (ii) warrants exercisable to purchase 253,689 Ordinary Shares and (iii) preferred shares convertible into 200,000 Ordinary Shares. In the event that the Issuer has repaid in full the guaranteed amount owed pursuant to the Credit Agreement to below $1,000,000 and the unvested portion of the warrants held by the Reporting Persons are cancelled as described in Item 4 above, the number of Ordinary Shares held by the Small Cap Funds will be reduced by 76,844.5 to an aggregate amount of 4,394,332.5 as a result of the cancellation of such warrants.

Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 4,471,177 Ordinary Shares held by the Small Cap Funds, representing approximately 23.5% of the issued and outstanding Ordinary Shares of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the Ordinary Shares held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the Ordinary Shares owned by the Small Cap Funds reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 4,471,177 Ordinary Shares owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) Other than the acquisitions described in Item 4 hereof, there were no transactions in the Issuer’s securities during the sixty days prior to the date hereof made by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 99.7 Form of Warrant, incorporated by reference to the Issuer’s 14A Proxy filed with the Securities Exchange Commission on December 7, 2015.

Exhibit 99.8 Securities Purchase Agreement with the Issuer dated as of November 25, 2015, incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities Exchange Commission on December 2, 2015.

Exhibit 99.9 Securities Purchase Agreement with the Issuer dated as of November 22, 2013, incorporated by reference to the Issuer’s Form 6-K filed with the Securities Exchange Commission on November 25, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich